Exhibit 99.4

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614)766-1426      (614) 766-1459 FAX

keller@ee.net

March 27, 2006

The Board of Directors

Seneca-Cayuga Bancorp, Inc.

19 Cayuga Street

Seneca Falls, New York 13148

Re:	Subscription Rights - Seneca-Cayuga Bancorp, Inc.

Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the “to be issued” common stock of Seneca-Cayuga Bancorp, Inc. (the “Corporation”), Seneca Falls, New York, in regard to the minority stock offering of the Corporation.

Because the Subscription Rights to purchase shares of Common Stock in the Corporation, which are to be issued to the depositors of Seneca Falls Savings Bank and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

(1)	The Subscription Rights will have no ascertainable fair market value, and;

(2)	The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.

/s/ Michael R. Keller
Michael R. Keller President